ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
ICICI Bank                                                  Mumbai 400 051
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News Release                                                  July 21, 2001

Performance Review for the Quarter ended June 30, 2001:
Strong growth in profits

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held today in Mumbai, India, approved the audited accounts of the Bank for the quarter ended June 30, 2001 (Q1-FY2002). The Board also considered the unaudited US GAAP financial statements of the Bank for Q1-FY2002. Pursuant to the amalgamation of Bank of Madura Limited with ICICI Bank effective March 10, 2001, the financial statements for Q1-FY2002 reflect the operations of the merged entity.

Highlights

The highlights of ICICI Bank's performance during the first quarter are:

o 95 per cent increase in Profit Before Tax (PST) and 63 per cent growth in Profit After Tax (PAT) as per Indian GAAP;

o Return on average net worth increased to 19.40 per cent from 12.98 per cent in FY2001;

o Cost to income ratio declined to 49.92 per cent from 53.53 per cent for FY2001;

o Net non-performing assets as percentage of customer assets reduced to 1.31 per cent at June 30, 2001 from 1.44 per cent at March 31, 2001.

Indian GAAP Results: Net interest income drives profit growth

The profit after tax increased by 63 per cent to Rs. 65.25 crore for Ql-FY2002 from Rs. 40.14 crore for the quarter ended June 30, 2000 (Q1-FY2001). The strong profit growth in PAT was driven by an increase of 75 per cent in net interest income to Rs. 149.70 crore from Rs. 85.37 crore and 130 per cent in core fee income to Rs. 61.17 crore in Q1-FY2002 from Rs. 26.62 crore for Q1-FY2001.



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Operating expenses (other than staff cost which includes the full impact of the amalgamation of Bank of Madura Limited), for the current quarter were nearly at the same level as the quarter ended March 31, 2001 (Q4-FY2001). The cost to income ratio is now under 50%.

Business Review: Maintaining growth momentum

ICICI Bank continues to be the leading private sector bank in the country. Deposits grew to Rs. 17,468 crore at June 30, 2001 as against Rs. 8,740 crore at June 30, 2000 and Rs. 16,378 crore at March 31, 2001. The share of ICICI Bank in total deposits of the banking system increased to 1.55 per cent from
1.03 per cent at June 30, 2000 and 1.44 at March 31, 2001. Retail deposits constituted 62 per cent of total deposits at June 30, 2001 compared to 42 per cent at June 30, 2000, reflecting the Bank's successful retail thrust. Savings deposits registered robust growth of more than 200 per cent to Rs. 2,029 crore at June 30, 2001 from Rs. 672 crore on June 30, 2000.

ICICI Bank's customer assets (including credit substitutes) increased 92 percent to Rs. 10,292 crore at June 30, 2001 from Rs. 5,361 crore at June 30, 2000. ICICI Bank focuses on building customer relationships and using technology as a key differentiator in its products and services. ICICI Bank continued its focus on maintaining high quality of business with 84 per cent of incremental exposure being to clients rated 'A' and above.

The ratio of net non-performing assets (NPAs) to customer assets was 1.31 per cent at June 30, 2001 compared to 1.44 per cent at March 31, 2001. The provisioning coverage against NPAs was 63.3 per cent at June 30, 2001. The Bank also maintains a general provision of 0.50% on standard assets and a provision for operational risks at 0.50% of the paid-up capital.

Significant growth in customer accounts

During the first quarter, the Bank added more than 450,000 new customer accounts, including about 1,43,000 savings bank accounts, and now has about 37,00,000 accounts. This includes about 18,00,000 savings accounts and 92,000 NHI accounts. The Bank has 6,40,000 Internet banking customer accounts.

Multi-channel driven retail customer expansion

To efficiently distribute its products and services, ICICI Bank has developed multiple access channels comprising lean brick and mortar branches, ATMs, call centers and Internet banking. At June 30, 2001, the Bank had a network of 357 branches and 37 extension counters. Its network of 546 ATMs is the largest in the country accounting for nearly 18 per cent of all ATMs in the country. Customers in 37 cities can now access account information over the telephone. These investments in channel infrastructure have enabled ICICI Bank to achieve rapid growth in its retail business.


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Capital adequacy

ICICI Bank's total capital adequacy ratio was 12.53 per cent at June 30, 2001, of which Tier I capital constituted 11.19 per cent. In order to further strengthen its capital adequacy and leverage its balance sheet, the Bank raised Tier II capital in July 2001 by private placement of unsecured redeemable bonds of Rs. 220 crore.

Results under US GAAP

ICICI Bank's net income increased to Rs. 56.20 crone for Q1-FY2002 from Rs.
44.60 crore for Q1-FY2001, registering a growth of 26 per cent. The profit before tax increased by 56 per cent from Rs. 55.74 crore for Q1-FY2001 to Rs.
86.80 crore for Q1-FY2002.

The summary of the audited accounts for Q1-FY2002 under Indian GAAP and the unaudited accounts under US GAAP is enclosed.

For further queries on results, please contact:


          Chanda D. Kochhar   -  (91)-22-653 8516 or 653 6816
          Nachiket Mor        -  (91)-22-653 8516 or 653 8900
          G. Venkatakrishnan  -  (91)-22-653 8516 or 653 8529

For investors' queries, contact:

          Bhashyam Seshan
               Phone:   (91)-22-653 8420 or 653 7460
               e-mail:  bhashyams@icicibank.com


Note: (a) Rs. = Indian Rupees               (b) 1 crore = 10 million
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Except for the historical information contained herein, statements in this
Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth end expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.


July 21, 2001